Exhibit A-3

The capitalization ratio of ScottishPower under US GAAP as of 30 June 2005 is as follows:

Narrative	In Millions ($)	% of Capitalisation
Common Stock Holders Funds	8,701.8	43%
Short- term debt	917.8	5%
Long- term debt	10,415.5	52%

Total Capitalization	20,035.1	100%